

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 24, 2013

Via E-Mail
Mr. Mark D. Millett
Chief Executive Officer
Steel Dynamics, Inc.
7575 West Jefferson Boulevard
Fort Wayne, IN 46804

> **Re: Steel Dynamics, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 4, 2013**
> **File No. 333-189087**

Dear Mr. Millett:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are making the exchange offer in reliance on our position in no-action letters. Please file the supplemental letter stating that you are registering the exchange offer in reliance on our position enunciated in the Exxon Capital Holdings Corporation (May 13, 1998), Shearman & Sterling (July 2, 1993), and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.

Prospectus Cover Page

2. Please disclose on the front cover page that:

    - Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of the new securities; and

    - Broker-dealers who acquired the old securities as a result of market making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

3. Clarify here and throughout the registration statement, as appropriate, whether each subsidiary guarantor is 100% owned by Steel Dynamics, Inc., and whether the exchange notes are guaranteed fully and unconditionally on a joint and several basis by the subsidiary guarantors.

Certain Conditions to the Exchange, page 40

4. We note the statement "Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of these rights…" Please note that you may not waive implicitly an offer condition by failing to assert it. If you decide to waive a condition, you must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver. Please revise.

Undertakings, page 75

5. Please provide the Rule 430B undertakings as required by Item 512(a)(5) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

        - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-Mail
Robert S. Walters, Esq.
Barrett & McNagny LLP
215 East Berry Street
Fort Wayne, IN 46802